United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number: 001-39560

NOTIFICATION OF LATE FILING

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-k

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Rocket Lab USA, Inc.

Full name of registrant

Vector Acquisition Corporation

Former name if applicable

3881 McGowen Street

Address of principal executive office

Long Beach, CA 90808

City, state and zip code

PART II – RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

Rocket Lab USA, Inc. (the “Company”) is unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “2022 Form 10-K”) within the prescribed time period for the reasons set forth below.

The Company became a large accelerated filer for the first time at the end of the fiscal year ended December 31, 2022, which resulted in a significantly shortened filing deadline to file its 2022 Form 10-K of 60 days compared to 90 days when the Company was a smaller reporting company and emerging growth company at the end of its prior fiscal year. Additionally, commencing with its 2022 Form 10-K, the Company is now for the first time subject to the requirements of Section 404(b)of the Sarbanes-Oxley Act of 2002 (“SOX Act”).

For the foregoing reason, the Company requires additional time to complete the procedures relating to its year-end reporting process, including finalizing those disclosures and conclusions required by Section 404(b)of the SOX Act, and procedures and conclusions relating to management’s assessment of the effectiveness of internal controls. The Registrant is working diligently to complete the necessary procedures, and expects to file the 2022 Form 10-K within the extension period provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Adam Spice (714) 465-5737

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On February 28, 2023, the Company issued a press release (the “Q4 Earnings Release”) announcing its financial results for the quarter and year ended December 31, 2022, which Q4 Earnings Release included a comparison to its results of operations from the corresponding periods in the last fiscal year. The Q4 Earnings Release was furnished as Exhibit 99.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on February 28, 2023.

The financial results included in the Q4 Earnings Release were unaudited and represented the most current information available to management. The Company believes that its results described in its Q4 Earnings Release are materially correct; however, because review is ongoing, there can be no assurance that such information will not change upon filing of the Company’s 2022 Form 10-K.

Safe Harbor for Forward-Looking Statements

Information in this Form 12b-25 report regarding the Company’s expected results and other expectations and beliefs that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, and such forward-looking statements include, but are not limited to, statements about the filing of the 2022 Form 10-K, completion of the year-end financial statement audit and expected financial results referred to herein, and/or the Company’s plans, objectives, expectations (financial or otherwise) or intentions. All forward-looking statements included in this report, including expectations about the timing of the completion of the Company’s financial statements and audit for the fiscal year ended December 31, 2022 and the timing, form and content of the Company’s 2022 Form 10-K are based upon information available to the Company as of the date of this report, which may change, and the Company assumes no obligation to update any such forward-looking statements.

Rocket Lab USA, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 1, 2023 By: /s/ Adam Spice

Adam Spice

Chief Financial Officer